                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                                FORM 11-K


               Annual Report Pursuant to Section 15 (d)
                of the Securities Exchange Act of 1934



For the year ended December 31, 1995           Commission file number 0-13880



A.   Full title of the Plan:

     ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   ENGINEERED SUPPORT SYSTEMS, INC.
                          1270 N. PRICE ROAD
                      ST. LOUIS, MISSOURI 63132
                            (314)993-5880

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                             ENGINEERED SUPPORT SYSTEMS, INC.
                                             EMPLOYEE STOCK OWNERSHIP PLAN

Date: 6/20/96                                /s/ Gary C. Gerhardt
- -------------                                --------------------------------
                                             Gary C. Gerhardt
                                             Executive Vice President and
                                             Chief Financial Officer
                                             Engineered Support Systems, Inc.
                                             and Member of the Administrative
                                             Committee of the Plan

June 6, 1996

To the Participants and Administrator of the Engineered Support Systems, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan at December 31, 1995 and 1994, and the changes in the net assets available for plan benefits for the year ended December 31, 1995 and for the six months ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
- ------------------------
Price Waterhouse LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1995

                                                                        Fund Information
                                           ----------------------------------------------------------------------------------
                                               ESSI         Strategic     Target        Balanced      Guaranteed
                                               Stock        Growth        Value         Asset         Investment       Loan
                                 Total         Fund         Portfolio     Portfolio     Portfolio     Portfolio        Fund
                              ----------     ----------     ---------     ---------     ---------     ----------     --------
Assets:
Cash and cash equivalents     $  109,117     $    6,806     $ 10,023      $ 24,269      $ 37,751      $   30,268

Investments, at fair value     6,438,108      3,239,635      291,439       801,309       573,138       1,297,792     $234,795

Contributions receivable:
  Employer                        10,258         10,258
                              ----------     ----------     --------      --------      --------      ----------     --------
                               6,557,483      3,256,699      301,462       825,578       610,889       1,328,060      234,795


Liabilities:
Accrued Interest                  10,258         10,258
Long-term debt                 1,143,900      1,143,900
                              ----------     ----------     --------      --------      --------      ----------     --------
                               1,154,158      1,154,158
                              ----------     ----------     --------      --------      --------      ----------     --------

Net Assets Available
  for Plan Benefits           $5,403,325     $2,102,541     $301,462      $825,578      $610,889      $1,328,060     $234,795
                              ==========     ==========     ========      ========      ========      ==========     ========

See notes to financial statements.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1994

                                                                       Fund Information
                                            ---------------------------------------------------------------------
                                                 ESSI                      Government     Guaranteed
                                                 Stock         Equity      Mutual         Income           Loan
                                 Total           Fund          Fund        Fund           Fund             Fund
                               ----------     -----------     --------     ----------     ----------     --------
Assets:
Cash and cash equivalents      $1,231,672     $  (45,074)     $621,078      $60,866       $  594,802
Investments, at fair value      3,625,460      1,968,020                                   1,365,670     $291,770
                               ----------     ----------      --------      -------       ----------     --------
                                4,857,132      1,922,946       621,078       60,866        1,960,472      291,770
Liabilities:

Long-term debt                  1,279,200      1,279,200
                               ----------     ----------      --------      -------       ----------     --------

Net Assets Available
    for Plan Benefits          $3,577,932     $  643,746      $621,078      $60,866       $1,960,472     $291,770
                               ==========     ==========      ========      =======       ==========     ========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
 INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN


Year Ended December 31, 1995

                                                                  Fund Information
                                    ---------------------------------------------------------------------------------------------
                                       ESSI    Strategic Target    Balanced  Guaranteed           Government  Guaranteed
                                       Stock   Growth    Value     Asset     Investment  Equity   Mutual      Income      Loan
                           Total       Fund    Portfolio Portfolio Portfolio Portfolio   Fund     Fund        Fund        Fund
                         ---------- ---------  --------- --------- --------- ---------- --------- ---------  ----------- --------
Additions:

Employee contributions   $  396,909 $   61,273 $ 42,032  $ 100,411  $ 77,161 $  116,032
Employer contributions      323,095    323,095
Realized and unrealized
  gains, net              1,327,376  1,327,376
Net gain from common/
  collective trusts         363,622              51,250    121,316   103,372     87,684
Interest & dividend
  income                     41,224      7,740      962      2,943     2,299      6,435                                  $ 20,845
Transfers (to) from
  other funds                           37,098  211,732    613,736   432,447  1,283,684  (617,200)  (60,866) (1,854,487)  (46,144)
                         ---------- ---------- --------  ---------  -------- ----------  --------  --------  ----------  --------
                          2,452,226  1,756,582  305,976    838,406   615,279  1,493,835  (617,200)  (60,866) (1,854,487)  (25,299)
                         ---------- ---------- --------  ---------  -------- ----------  --------  --------  ----------  --------
Deductions:

Participant withdrawals     496,896    167,850    4,514     12,828     4,390    165,775     3,878               105,985    31,676
Interest expense            129,937    129,937
                         ---------- ---------- --------  ---------  -------- ----------  --------  --------  ----------  --------
                            626,833    297,787    4,514     12,828     4,390    165,775     3,878               105,985    31,676
                         ---------- ---------- --------  ---------  -------- ----------  --------  --------  ----------   -------
Net increase (decrease)   1,825,393  1,458,795  301,462    825,578   610,889  1,328,060  (621,078)  (60,866) (1,960,472)  (56,975)

Net Assets Available
  for Plan Benefits at
  Beginning of Year       3,577,932    643,746                                            621,078    60,866   1,960,472   291,770
                         ---------- ---------- --------  ---------  -------- ----------  --------  --------  ----------  --------

Net Assets Available
  for Plan Benefits
  at End of Year         $5,403,325 $2,102,541 $301,462  $ 825,578  $610,889 $1,328,060        $0        $0          $0  $234,795
                         ========== ========== ========  =========  ======== ==========  ========  ========  ==========  ========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
 INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Six Months Ended December 31, 1994

                                                                         Fund Information
                                           ---------------------------------------------------------------------------
                                                 ESSI                       Government       Guaranteed
                                                 Stock        Equity        Mutual           Income            Loan
                                  Total          Fund         Fund          Fund             Fund              Fund
                                ----------     --------      --------      -----------      -----------      --------
Additions:

Employee contributions          $  130,944     $ 15,814      $ 41,486       $  7,590        $   66,054
Employer contributions             138,373      138,373
Realized and unrealized
   gains (losses), net               7,489       (5,270)       15,181         (2,422)
Interest and dividend
   income                           91,752          (40)          196          2,438            77,785       $ 11,373
Transfers (to) from
   other funds                                   16,895       (24,152)        (9,094)            6,571          9,780
                                ----------     --------      --------       --------        ----------       --------
                                   368,558      165,772        32,711         (1,488)          150,410         21,153
                                ----------     --------      --------       --------        ----------       --------

Deductions:

Participant withdrawals             99,305       47,519        10,732          1,307            39,747
Interest expense                    64,573       64,573
                                ----------     --------      --------       --------        ----------       --------
                                   163,878      112,092        10,732          1,307            39,747
                                ----------     --------      --------       --------        ----------       --------
Net increase (decrease)            204,680       53,680        21,979         (2,795)          110,663         21,153

Net Assets Available
   for Plan Benefits at
   Beginning of Period           3,373,252      590,066       599,099         63,661         1,849,809        270,617
                                ----------     --------      --------       --------        ----------       --------

Net Assets Available
   for Plan Benefits
   at End of Period             $3,577,932     $643,746      $621,078       $ 60,866        $1,960,472       $291,770
                                ==========     ========      ========       ========        ==========       ========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1995

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to former participants are recorded as a reduction in net assets available for Plan benefits when paid. At December 31, 1995 and 1994, undistributed withdrawals to former participants totaled $4,346 and $157,845, respectively, representing allocations of net assets available for Plan benefits.

Investments in the ESSI Stock Fund are stated at fair value based on the last reported sales price of Engineered Support Systems, Inc. (the Company) common stock on December 31, 1995 and 1994, respectively. Investments in the Strategic Growth Portfolio (managed by Nicholas-Applegate Capital Management), the Target Value Portfolio (managed by Jurika & Voyles, Inc. Investment Management), the Balanced Asset Portfolio (managed by Avatar Associates Investment Counsel) and the Guaranteed Investment Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Insurance contracts in the Guaranteed Income Fund are valued at cost plus accrued interest earned to date as calculated by the Hartford Life Insurance Company. Investments in the Equity Fund and in the Government Mutual Fund are stated at fair value based on the closing net asset values of the funds.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in the net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable, which represent all investments in the Loan Fund, are valued at their outstanding principal amount plus any accrued interest at a rate equal to the prime interest rate plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company and its wholly-owned subsidiaries, Engineered Air Systems, Inc. and Engineered Specialty Plastics, Inc. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $9,240 for the year ending December 31, 1995. Under current Internal Revenue Service regulations, this maximum amount is adjusted for cost of living increases.

Contributions under the Plan consist of the following:
   1. The amount of the salary reduction elections of all Plan participants (the employee contribution).

   2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

   3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee contributions and employer matching contributions are 100% vested, and participants vest at a rate of 20% per year in employer discretionary contributions.

At December 31, 1995, the following investment options existed with respect to employee contributions:
      ESSI Stock Fund, which invests in the Company's common stock.

      Strategic Growth Portfolio, which invests in equity securities of growth companies as defined by the manager.

      Target Value Portfolio, which invests in equity securities of companies which the manager believes sell at a discount to actual value.

      Balanced Asset Portfolio, which invests in both equity and fixed income securities.

      Guaranteed Investment Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made to the ESSI Stock Fund.

The Plan also maintains a Loan Fund, which represents participant borrowings from existing balances in other Plan funds. These loans are to be repaid over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through its Chief Executive Officer, Michael F. Shanahan Sr. Mr. Shanahan has appointed an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the six months ended December 31, 1994 or the year ended December 31, 1995.

Information about the Plan, including provisions for vesting, allocation of earnings, effects of forfeitures, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 1995, Plan participants had elective account balances in the following funds:

               ESSI Stock Fund                           53
               Strategic Growth Portfolio                67

               Target Value Portfolio                    85
               Balanced Asset Portfolio                  93
               Guaranteed Investment Portfolio           93

NOTE C--CHANGES IN THE PLAN

On March 12, 1987, the Board of Directors of the Company and Engineered Air approved the Amendment and Restatement of the Savings & Protection Plan for Employees of Engineered Air Systems, Inc. into the Plan, and approved the merger of the EASI Profit Sharing Plan into the Plan. The merger and conversion into the Plan were effective April 1, 1987. Concurrent with the merger, and based on participant elections, a portion of the assets transferred from the EASI Profit Sharing Plan into the Plan were used to purchase 51,500 shares of the Company's common stock from its two principal shareholders for $566,500.

On May 1, 1987, the Plan entered into a loan agreement with First Wisconsin National Bank of Milwaukee (FWNB) to borrow $2,640,000 to acquire 240,000 shares of the Company's common stock from the two principal shareholders. During 1987, the Company advanced $360,000 to the Plan for additional market purchases of the Company's common stock. This advance was subsequently repaid when the Plan borrowed an additional $360,000 from FWNB.

On December 13, 1989, the Plan entered into a loan agreement with MNC Commercial Corp. (MNC) to refinance the remaining balance of the FWNB loan. The loan was payable in quarterly installments at an interest rate of 95% of the MNC prime rate. Under the terms of the loan agreement, the Company and Engineered Air were required to make contributions to the Plan sufficient to fund the quarterly installments.

On August 21, 1993, the Plan entered into a loan agreement with Boatmen's National Bank of St. Louis (Boatmen's) to refinance the MNC loan. As with prior loans, the Company guaranteed the loan between the Plan and Boatmen's. The loan is payable in monthly installments through September 1, 2003 and bears interest at prime. These installments, which began in October 1, 1993, include a level principal payment of $12,300 per month.

The Plan has pledged the shares purchased with the loan proceeds as collateral for the Boatmen's loan. Each year, Boatmen's releases a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid to date and to be paid on the loan. The shares released are allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. At December 31, 1995, 75,260 shares of the Company's common stock with a fair value of $508,000 are held in suspense and are pledged as collateral for the bank loan. 13,180 and 6,181 shares of the Company's common stock were released from suspense and allocated to participants accounts for the year ended December 31, 1995 and the six months ended December 31, 1994, respectively.

Effective January 1, 1995, the Company amended the Plan to allow the participation of all eligible employees of Engineered Specialty Plastics, Inc. and all eligible non-salaried employees of Engineered Air not covered by a collective bargaining agreement. The Plan was amended to provide for a matching contribution by the Company of no less than 25% of each eligible employee's contributions up to a maximum of 6% of the employee's earnings.
The current investment options were also selected by the Administrative

Committee and the Plan year end was changed to December 31 from June 30 in conjunction with this amendment.



NOTE D--INVESTMENTS

The following schedule presents information regarding assets held for investment:

                                                    Shares          Cost         Fair Value
                                                    -------      ----------      ----------
Balance at December 31, 1995:
- -----------------------------
ESSI Stock Fund
  Engineered Support Systems, Inc.
  common stock                                      479,946      $3,291,840      $3,239,635

Strategic Growth Portfolio, managed by
  Nicholas-Applegate Capital Management              23,426         240,837         291,439

Target Value Portfolio, managed by
  Jurika & Voyles, Inc. Investment
  Management                                         67,908         682,581         801,309

Balanced Asset Portfolio, managed by
  Avatar Associates Investment Counsel               45,257         472,713         573,138

Guaranteed Investment Contract Portfolio,
  managed by Mitchell Hutchins Asset
  Management                                         73,144       1,220,726       1,297,792

Loan Fund
  Notes receivable from participants
  bearing interest rates ranging from
  7.0% to 10.0% with remaining maturities
  of 1 month to 5 years                               N/A           234,795         234,795
                                                                 ----------      ----------
                                                                 $6,143,492      $6,438,108
                                                                 ==========      ==========
Balance at December 31, 1994:
- -----------------------------
Guaranteed Income Fund
  Hartford Group Insurance Contract,
  7.9% interest rate for the year
  ended December 31, 1994                             N/A        $1,365,670      $1,365,670

ESSI Stock Fund
  Engineered Support Systems, Inc.
  common stock                                      492,005       3,291,818       1,968,020




Loan Fund
  Notes receivable from participants
  bearing interest rates ranging from
  7.0% to 9.5% with remaining maturities
  of 1 month to 5 years                               N/A           291,770         291,770

                                                                 ----------      ----------
                                                                 $4,949,258      $3,625,460
                                                                 ==========      ==========



NOTE E--INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated August 25, 1994 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). However, the Plan was amended December 15, 1994 and a new letter of determination has not yet been received from the Internal Revenue Service. It is the opinion of the Plan Administrator that, as of December 31, 1995, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for federal income taxes is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

                     CONSENT OF INDEPENDENT ACCOUNTANTS

June 12, 1996

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-14504) of our report dated June 6, 1996 appearing on page 3 of the Annual Report of the Engineered Support Systems, Inc. Employee Stock Ownership Plan on Form 11-K for the year ended
December 31, 1995.


/s/ Price Waterhouse LLP
- ------------------------
Price Waterhouse LLP